VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

May 14, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Voya Investors Trust (on behalf of Voya High Yield Portfolio)

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act, to the undersigned, on behalf of the Registrant, respectfully requests acceleration of Pre-Effective Amendment No. 1 to the Registration Statement filed herewith, such that the Registration Statement will become effective on May 17, 2019 or as soon thereafter as practicable.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

Thank you for your prompt attention to this request for acceleration.

Very truly yours,

/s/ Andrew K. Schleuter

_________________________

Andrew K. Schlueter

Vice President

Voya Investments Distributor, LLC